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                                                                     EXHIBIT 2.2
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Exhibit 2.2

As of June 20, 2001

Hanover Direct, Inc.
LWI Holdings, Inc.
1500 Harbor Blvd.
Weehawken, NJ 07087
Attention: Thomas C. Shull

               Re:  Amendment No. 1 to Asset Purchase Agreement

Ladies and Gentlemen:

        We make reference to the Asset Purchase Agreement, dated as of June 13, 2001 (the "Purchase Agreement"), between Hanover Direct, Inc. (the "Seller Parent"), LWI Holdings, Inc. (the "Seller"), HSN LP (the "Purchaser Parent"), HSN Improvements, LLC (the "Purchaser") and HSN Catalog Services, Inc. ("HSN Catalog Services"). Unless otherwise defined herein, capitalized terms used but not defined herein shall have the respective meanings set forth in the Purchase Agreement. The Purchaser Parties and the Seller Parties hereby agree as follows:

        1. If the Closing under the Purchase Agreement occurs and if the Business meets or exceeds its 2001 EBITDA target of $6,387,000 (calculated in the same manner as "Variable Contribution" in the Budget (as such term is defined in Section 2.1(e)(iii) of the Purchase Agreement)), rather than the Seller Parent paying an aggregate of $216,821 (the "Bonus Amount") to those Seller employees specified on Schedule 1 hereto as a special transaction bonus at Closing, the Seller Parent will pay the Bonus Amount to HSN Catalog Services on March 1, 2002. In exchange for HSN Catalog Services' receipt of such a payment from the Seller Parent, HSN Catalog Services shall maintain Seller's bonus arrangements that are in effect at the date hereof for the balance of 2001 and shall pay full year bonuses to those HSN Catalog Services employees who were formerly employees of the Seller and are specified on
Schedule 1 hereto , consistent with Seller's bonus arrangements that are in effect at the date hereof and said Schedule 1. If the Seller Parent fails to pay the Bonus Amount to HSN Catalog Services on March 1, 2002, such failure shall be deemed to be a breach of the covenants and agreements in the Purchase Agreement and the Purchaser Parties shall be entitled to recover the Bonus Amount from the Escrow Amount under the Escrow Agreement, and such recovery shall not count toward the $5,000,000 indemnity cap, nor shall it be subject to the $250,000 indemnity Threshold, both provided for in Section 5.1(a) of the Purchase Agreement.

        2. (a) The Purchaser Parties covenant and agree to consult with the Seller Parties prior to changing in any way the Business' practice with respect the "insurance charge" which is the subject of the litigation involving the Seller Parent and certain of its affiliates captioned Edwin L. Martin v. Hanover Direct, Inc. and John Does 1 through 10, bearing case no. CJ2000-177 in the State Court of Oklahoma (District Court in and for Sequoyah County) (the "Action").


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            (b) The Purchaser Parties covenant and agree to make available to the Seller Parent and its counsel (1) those HSN Catalog Services employees who were formerly employees of the Seller at such reasonable times and in such reasonable places as may be reasonably necessary for the Seller Parent to defend the Action, all without charge to the Seller Parties (except for the reasonable expenses of such employees), and (2) copies of such records of the Seller constituting part of the Acquired Assets relating to the "insurance charge" as counsel to the Seller Parent may reasonably request in connection with the defense of the Action, reasonable copy charges for which shall be paid by the Seller Parent to the Purchaser Parties. In addition, the Purchaser Parties covenant and agree to generally cooperate with the Seller Parent and its counsel in response to any other reasonable request made by them to the Purchaser Parties in connection with the defense of the Action.

        3. The Seller Parent shall amend the Hanover Direct Savings and Retirement Plan, so that, effective as of the Closing Date, the Continuing Employees shall be fully vested in their accounts in the Hanover Direct Savings and Retirement Plan.

        4. The fax number for HSN LP in Section 6.4 of the Purchase Agreement shall be replaced by: "(727) 872-7319".

        5. Section 1.3(c) of the Purchase Agreement shall be deleted in its entirety and replaced as follows: "(c) The allocation of the Purchase Price among the Acquired Assets and the non-compete set forth in Section 3.8 shall be reasonably agreed to by the Purchaser and the Seller within 30 days after the Closing Date. The Purchaser, the Seller and HSN Catalog Services shall follow such allocation in determining and reporting their liabilities for federal, state, local and foreign tax returns filed by them subsequent to the Closing Date."

        6. The Seller Parties agree that the Purchaser and HSN Catalog Services may notify the Seller of the Acquired Assets and Assumed Liabilities to be purchased and assumed by HSN Catalog Services pursuant to Section 1.2(d) of the Purchase Agreement at any time on or prior to the Closing Date.

        7. The Merchant Receivables shall be calculated as of 12:00 noon on June 29, 2001. If the actual value of the Merchant Receivables cannot be determined prior to the Closing, the Seller shall determine its best good faith estimate of the Merchant Receivables (the "Estimated Merchant Receivables") for the Closing. If the Merchant Receivables are estimated, as soon as possible after the Closing, and in no event later than the close of business on Monday, July 2, 2001, the Seller shall deliver a certificate to the Purchaser setting forth the actual amount of the Merchant Receivables and the Seller shall pay the Purchaser the excess, if any, of the Merchant Receivables over the Estimated Merchant Receivables, or the Purchaser shall pay the Seller the excess, if any, of the Estimated Merchant Receivables over the Merchant Receivables. For all other purposes under the Purchase Agreement, the actual Merchant Receivables, not the Estimated Merchant Receivables, shall be deemed to be the "Merchant Receivables."

        Except as supplemented by this letter, the Purchase Agreement shall remain unmodified and in full force and effect.



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        This letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Sincerely,                                        Accepted and agreed to as of June 20, 2001
HSN LP                                            Hanover Direct, Inc.
By: HSN General Partner LLC, its General
Partner                                           By: /s/ Thomas C. Shull
                                                  Name: Thomas C. Shull
By: /s/ Brad Galinson                             Title: President and CEO
Name: Brad Galinson
Title: VP New Business Development                LWI Holdings, Inc.

HSN Improvements, LLC                             By: /s/ Brian C. Harriss
                                                  Name: Brian C. Harriss
By: /s/ Brad Galinson                             Title: Vice President
Name: Brad Galinson
Title: VP

HSN Catalog Services, Inc.

By: /s/ Brad Galinson
Name: Brad Galinson
Name: Brad Galinson
Title: VP


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